FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                            109-111 Messogion Avenue
                                 Politia Centre
                                Athens 115 26 GR

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]       Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]       No [X]


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of the press release issued by TOP Tankers Inc. (the "Company") on November 9, 2005 announcing the delivery of two tankers.


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Exhibit 1
---------

NEWS RELEASE for November 9, 2005

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 697 8199
         michaelm@allencaron.com            snt@toptankers.com


                  TOP TANKERS ANNOUNCES DELIVERY OF TWO TANKERS


ATHENS, GREECE (November 9, 2005) ... TOP Tankers Inc (Nasdaq:TOPT), announced today that it has taken delivery of two double-hull tankers, the M/T Ioannis P, a 46,346 DWT Handymax product tanker, built in 2003 by Hanjin Heavy Industries & Construction Co Ltd of the Republic of Korea, and the Ellen P, a 146,268 DWT tanker, built in 1996 by Harland & Wolff Heavy Industries Ltd, of the United Kingdom. Both vessels have been financed with the Company's cash reserves and secured bank credit lines.

     The M/T Ioannis P has entered into a five-year profit-sharing employment agreement with Glencore SA, one of the world's largest oil traders.

     The M/T Ellen P is the second of four Suezmax deliveries for the fourth quarter of 2005, with the remaining two vessels expected to be delivered by the beginning of December 2005. The vessel will immediately enter a back-haul spot voyage at a TCE rate of approximately $60,000 per day.

About TOP Tankers Inc
---------------------

     TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. Upon delivery of two Suezmax tankers, the Company will operate a fleet of 27 tankers. The fleet under management will consist of 13 double-hull Suezmax tankers and 14 double-hull Handymax tankers, with a total carrying capacity of approximately 2.6 million dwt of which 88.8 percent are sister ships. Eighteen of the Company's 27 tankers are be on time charter contracts with an average term of over three years with all but one of the time charters including profit sharing agreements.

Forward Looking Statement
-------------------------

     Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

     Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

     Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TOP TANKERS INC.
                                  (registrant)


Dated:  November 10, 2005                 By: /s/ Stamatis N. Tsantanis
                                                 -------------------------------
                                                 Stamatis N. Tsantanis
                                                 Chief Financial Officer







23116.0001 #616993